SEC 18001505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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Received
FEB 28 2018
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SEC FILE NUMBER
8-67165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trestle Point LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Concourse Avenue, Apt. 957
(No. and Street)

Memphis	TN	38104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, John Sampietro, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trestle Point LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGAN WILSON
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES 03-30-2020

Megan Wilson
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRESTLE POINT, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2017

TRESTLE POINT, LLC

CONTENTS

BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Trestle Point, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trestle Point, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trestle Point, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trestle Point, LLC's management. Our responsibility is to express an opinion on Trestle Point, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Trestle Point, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Trestle Point, LLC's financial statements. The supplemental information is the responsibility of Trestle Point, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Trestle Point, LLC's auditor since 2017.

Austin, Texas
February 26, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

TRESTLE POINT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	12,426
Commissions receivable		1,000
Prepaid expenses		10,538
TOTAL CURRENT ASSETS		23,964
Furniture, fixtures and equipment, net		2,622
TOTAL ASSETS	$	26,586

LIABILITIES

Accrued commissions payable	$	800
Accounts payable		1,750
TOTAL CURRENT LIABILITIES		2,550

MEMBERS' EQUITY

MEMBERS' EQUITY		24,036
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	26,586

The accompanying Notes to Financial Statements are an integral part of these financial statements.

TRESTLE POINT, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2017

REVENUES:		
Commissions revenue	$	155,736
Reimbursed expenses		2,873
TOTAL REVENUES		158,609
EXPENSES:		
Commission		123,803
Professional fees		54,600
Regulatory fees		20,470
Travel		8,801
Rent		6,400
Office expense		5,524
Telephone		3,684
Computer		3,200
Other expenses		5,483
Insurance		2,579
Dues and subscriptions		1,669
Bank charges		1,576
Entertainment		1,512
Meals		1,159
TOTAL EXPENSES		240,460
NET LOSS		(81,851)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

TRESTLE POINT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2017

Members' Equity, Beginning of Year	$	19,659
Net loss		(81,851)
Capital contributions		86,228
Members' Equity, End of Year	$	24,036

The accompanying Notes to Financial Statements are an integral part of these financial statements.

TRESTLE POINT, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	(81,851)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Commissions receivable	46,005
Prepaid expenses	815
Accrued commissions payable	(44,955)
Accounts payable	(9,925)
NET CASH USED IN OPERATING ACTIVITIES	(89,911)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	86,228
NET CASH PROVIDED BY FINANCING ACTIVITIES	86,228
NET DECREASE IN CASH	(3,683)
CASH, BEGINNING OF YEAR	16,109
CASH, END OF YEAR	$ 12,426

The accompanying Notes to Financial Statements are an integral part of these financial statements.

(1) Description of business

Trestle Point, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Georgia Limited Liability Company ("LLC") formed May 12, 2005. The Company's registration as a broker-dealer with the SEC and FINRA became effective May 23, 2006.

The Company's offices are located in Lawrenceville, Georgia, and Memphis, Tennessee, and its primary business is the private placement of investment products. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Commissions receivable - Commissions receivable represents commissions due for services provided to its customers. The Company does not require collateral for commissions receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence, believes commissions receivable are stated at the net realizable value and credit risk exposure is limited. Account balances with invoices over 90 days old are considered delinquent. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of December 31, 2017 are collectible and, therefore no allowance has been provided for uncollectible accounts.

Revenue Recognition – Commissions are recognized on an accrual basis and included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client. The Company is evaluating the revenue recognition standard for brokers and dealers and will be implementing the new standards as required.

Furniture Fixtures and Equipment – Furniture fixtures and equipment are recorded at cost and are depreciated using the straight-line method of depreciation over their estimated useful lifes. Furniture fixtures and equipment are depreciated over seven years. Upon disposal furniture fixtures and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

(2) Summary of significant accounting policies (continued)

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. As of December 31, 2017, there are no uncertain tax positions.

Fair value of financial instruments - The financial instruments consist of cash and cash equivalents, commissions receivable, accounts receivable, related party and other receivables, accrued commissions expense and accounts payable. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

Recent Accounting Pronouncements – Revenue Recognition – In May 2014, the Financial Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rule-based U.S. GAAP governing revenue recognition with a principle-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, the Company's revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgement and an analysis of the material terms and conditions of the contract.

(2). Summary of significant accounting policies (continued)

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgements used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

(3) Furniture, fixtures and equipment

Furniture, fixtures and equipment consists of the following at December 31:

Cost	
Furniture, fixtures and equipment	$ 7,869
Less accumulated depreciation	(5,247)
Furniture, fixtures and equipment, net	$ 2,622

(4) Members' equity

The Company is a wholly owned subsidiary of Trestle Point Partners, LLC, the parent company. The Company was formed on May 12, 2005 as a limited liability company in accordance with the Georgia Limited Liability Company Act. The Company does not have a termination date. Simultaneous with the formation of the Company, the Company's members entered into an operating agreement on May 13, 2005 (the "Operating Agreement"). Capital contributions and withdrawals are allowed, subject to the terms as defined in the Operating Agreement. In 2017, $86,228 capital was contributed.

(5) Related party transactions

The Company paid $1,600 for tax return preparation services provided by one member. This expense is included in professional fees in the statement of operations.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

(6) Net capital requirements (continued).

The Company currently operates pursuant to the customer protection exemption (k)(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At December 31, 2017, the Company had net capital of $10,676 which was $5,676 in excess of its required net capital of $5,000. The Company's net capital ratio was .24 to 1 as of December 31, 2017.

(7) Commitments and contingencies

There are no guarantees, whether written or oral, under which the Company is contingently liable.

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. There were no such risks to the Company as of and for the year ended December 31, 2017.

(8) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Commissions revenue earned from four customers comprised approximately 84% of commissions revenue for the year ended December 31, 2017.

(9) Subsequent events

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

NET CAPITAL		
Total members' equity	$	24,036
Deductions and/or charges:		
Furniture, fixtures and equipment, net		2,622
Commissions receivable		200
Prepaid expenses		10,538
Total deductions		13,360
Net Capital	$	10,676
Aggregate indebtedness:		
Accrued commissions payable	$	800
Accounts payable		1,750
Total aggregate indebtedness	$	2,550
Computation of basic net capital requirement		
Minimum net capital required greater of $5,000 or 6 2/3% of aggregate indebtedness	$	5,000
Net capital in excess of minimum requirement	$	5,676
Net capital less greater of 10% aggregate indebtedness or 120% of minimum net capital required		4,876
Ratio: Aggregate indebtedness to net capital		24%

There is no material difference in the above compuation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2017

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Trestle Point, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2017, in which (1) Trestle Point, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trestle Point, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Trestle Point, LLC stated that Trestle Point, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trestle Point, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trestle Point, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 26, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

TRESTLEPOINT
Informed Capital

Management's Exemption Report

Trestle Point, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. $240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. $ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. $ 240.15c3-3 under the following provisions of 17 C.F.R. $ 240.15c3-3 (k)(2)(i), (the "Exemption Provisions")
(2) The Company met the identified exemption provisions in 17 C.F.R. $ 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 without exception

Trestle Point, LLC

I, John Sampietro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John Sampietro, CEO